UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )




                          First Midwest Financial, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)
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                                    320878101
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                                 (CUSIP Number)


                                 J. Tyler Haahr
              Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588
                                 (712) 732-4117
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
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                               September 30, 2003
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             (Date of Event which Requires Filing of this Statement)
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          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 664196 10 2
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J. Tyler Haahr
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      [_]


          (b)      [X]
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     3.   SEC Use Only
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          Source of Funds
     4.
          PF, SC
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [_]

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          Citizenship or Place of Organization
     6.                                               United States of America

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                              Sole Voting Power
                      7.
                              98,619.39
                  --------------------------------------------------------------

                              Shared Voting Power
Number of
Shares Bene-          8.      33,032
ficially by       --------------------------------------------------------------
Owned by Each
Reporting Person              Sole Dispositive Power
With                  9.
                              88,133
                  --------------------------------------------------------------

                              Shared Dispositive Power

                      10.     43,518.39
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          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          131,651.39
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    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)               [_]
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          Percent of Class Represented by Amount in Row (11)
    13.
          5.1%
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    14.   Type of Reporting Person (See Instructions)

          IN


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


Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of First Midwest Financial, Inc. ("FMF"), located at Fifth at Erie, Storm Lake, Iowa 50588.

Item 2. Identity and Background

The name and address of the person filing this statement is J. Tyler Haahr, Fifth at Erie, Storm Lake, Iowa 50588. Mr. Haahr is the President and Chief Operating Officer of FMF at the address stated above. During the last five years, Mr. Haahr has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Haahr is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Haahr has acquired beneficial ownership of 130,868.30 shares of Common Stock as follows:

Mr. Haahr, through his IRA, purchased 577 shares of FMF Common Stock with personal funds for an aggregate purchase price of $3,848.59.

Mr. Haahr, through his IRA, received a transfer of 2,521 shares of FMF Common Stock from The James Tyler Haahr and Michelle Haahr Trust dated 1/15/92 (the "Trust"), of which Mr. Haahr is a co-trustee.

Mr. Haahr has been awarded 6,730 shares of FMF Common Stock pursuant to the First Midwest Recognition and Retention Plan (the "RRP").

Mr. Haahr acquired 7,191 shares of FMF Common Stock by exercising options therefor using personal funds for an aggregate purchase price of $47,963.97.

Mr. Haahr and his wife, Michelle Haahr, acquired joint ownership of 1,000 shares of FMF Common Stock by gift.

Mr. Haahr's wife purchased 324 shares of FMF Common Stock with personal funds for an aggregate purchase price of $2,161.08.

The Trust purchased 24,598 shares of FMF Common Stock with personal funds for an aggregate purchase price of $164,068.66, 7,500 of which shares were subsequently sold to a third party or parties, and 2,521 of which shares were subsequently transferred to Mr. Haahr's IRA as described above.

The Trust acquired 12,631 shares of FMF Common Stock by exercising options therefor on a cashless exercise basis for an aggregate exercise price of $84,248.77.

The Trust acquired 4,500 shares of FMF Common Stock by gift.

Mr. Haahr has 10,486.39 shares of FMF Common Stock allocated to his account under FMF's


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


Employee Stock Ownership Plan (the "ESOP") as of the most recent
ESOP plan statement, dated September 30, 2003.

Mr. Haahr has been awarded options to purchase 71,114 shares of FMF Common Stock pursuant to FMF's 1995 Stock Option and Incentive Plan (the "Stock Option Plan"), all of which are immediately exercisable.

As a result of the foregoing, Mr. Haahr owns in excess of five percent (5%) of FMF Common Stock.

Item 4. Purpose of Transaction

All of the shares purchased and/or acquired by Mr. Haahr are for investment purposes. Mr. Haahr may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of FMF for investment or dispose of shares of FMF. As President and Chief Operating Officer, Mr. Haahr regularly explores potential actions and transactions which may be advantageous to FMF, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of FMF.

Except as noted above, Mr. Haahr has no plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of FMF, or the disposition of securities of FMF;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FMF or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of FMF or any of its subsidiaries;

(d) any change in the present Board of Directors or management of FMF, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of FMF;

(f)  any other material change in FMF's business or corporate structure;

(g) changes in FMF's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FMF by any person;

(h) causing a class of securities of FMF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of FMF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.


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

Item 5. Interest in Securities of the Issuer

As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Haahr for the purpose of this statement is 130,868.30 shares representing 5.1% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

27,505.39 shares over which Mr. Haahr has sole voting power;

33,032 shares over which Mr. Haahr shares voting power with his spouse, Michelle Haahr, who's address is 2905 St. Francis Lane, Sioux Falls, South Dakota 57103. Michelle Haahr does not work outside of the home. During the last five years, Michelle. Haahr has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Michelle. Haahr is a citizen of the United States of America.

17,019 shares over which Mr. Haahr has sole dispositive power;

43,518.39 shares over which Mr. Haahr has shared dispositive power, which includes 33,032 shares over which Mr. Haahr has shared dispositive power with his spouse, Michelle Haahr and 10,486.39 shares allocated to Mr. Haahr's ESOP account over which Mr. Haahr has shared dispositive power with the ESOP trustee. West Des Moines State Bank is the ESOP Trustee. West Des Moines State Bank is an Iowa chartered bank with its principal business address at 1601 22nd Street, West Des Moines, Iowa; and

the right to acquire 71,114 shares of FMF Common Stock pursuant to the FMF Stock Option Plan, with respect to which Mr. Haahr would, upon exercise, have sole voting and dispositive power.

On September 30, 2003, Mr. Haahr was granted options to acquire 7,350 shares of FMF Common Stock pursuant to the FMF Stock Option Plan, all of which are immediately vested and exercisable. On September 30, 2003, Mr. Haahr received an ESOP contribution of 783.09 shares of FMF Common Stock at no cost to him. No other transactions involving Mr. Haahr's beneficial ownership of FMF Common Stock were effected in the past sixty days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of FMF Common Stock held by Mr. Haahr.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haahr and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Haahr is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

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

Item 7. Material to Be Filed as Exhibits

         None.



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

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 11, 2003
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Date


/s/ J. Tyler Haahr
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Signature


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J. Tyler Haahr
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Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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